SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 22, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on February 22, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 22 February 2013

Ralph Hamers nominated CEO of ING Group as of 1 October 2013; Jan Hommen to step down as of that date

ING announced today that Jan Hommen will step down from his position as CEO of ING Group per 1 October 2013. He will be succeeded as CEO by Ralph Hamers (1966, Dutch) currently CEO of ING Belgium.

Jan Hommen’s current four-year term in the Executive Board will expire after the annual General Meeting (AGM) on 13 May 2013. The Supervisory Board will propose to the AGM to re-appoint him for the period until 1 October to ensure a smooth leadership transition. Ralph Hamers will be nominated as a member of the Executive Board per the AGM. As of 1 October 2013 he will succeed Jan Hommen and become the eighth CEO of ING Group.

Jan Hommen has been a member of the Supervisory Board of ING Group since 2005 and its Chairman since 2008. In 2009 he became CEO of ING Group and Chairman of the Executive Board.

Following his appointment to the Executive Board Ralph Hamers will also become a member of the Management Board Banking (MBB) and Management Board Insurance EurAsia (MBE), and as of 1 October 2013 he will succeed Jan Hommen as CEO of the MBB and MBE. Decisions regarding the composition of the Board of Directors of ING US are pending in light of the company’s planned IPO.

Jeroen van der Veer, Chairman of the Supervisory Board of ING Group said: “Over the past four years Jan Hommen has done an outstanding job, guiding ING through the most challenging period in its history. Under his stewardship ING not only became financially stronger and less complex, but it also managed to put the customer again at the heart of the company. We are glad he has agreed to stay on for another five months to ensure a seamless transition. We are convinced that in Ralph Hamers we have found a successor who has the leadership style, skills and expertise to continue to execute the strategic course ING is on.”

Jan Hommen, CEO of ING Group said: “It has been an honour to serve ING in these extraordinary times for both the company and the financial sector. I am proud of what we have achieved for ING, our employees and our customers over the past years. Ralph Hamers is an excellent choice to carry on with the many tasks that still lie ahead on our road towards successful, independent futures for our Insurance and Banking businesses. I am determined to do everything in my capacity to make sure that Ralph can take over smoothly on 1 October .”

Ralph Hamers has a wealth of experience in both Retail and Commercial banking and an excellent track-record in risk management and in leading strategic change processes. Ralph Hamers has been CEO of ING Belgium and Luxemburg since March 2011. There, he played a pivotal role in driving the strategic “universal direct model” to expand online sales channels and modernise the branches. He holds a Master of Science in Business Econometrics/Operations Research from Tilburg University in the Netherlands and has completed professional programmes at the Netherlands Institute for Banking, the Amsterdam Institute of Finance, Oxford University and INSEAD.

Ralph Hamers joined ING in 1991 as a relationship manager for Structured Finance in the Global Clients Division. In 1997 he moved to Global Risk Management and he became General Manager of ING Romania in 1999. In 2005 he was appointed CEO of ING Bank in the Netherlands before becoming Global Head of the Commercial Banking Network in 2007. In 2010 he was appointed Head of Network Management for Retail Banking Direct and International. In that year he also became member of the ING Banking Management Team which governs corporate development and strategic activities.

Ralph Hamers said: “ I am extremely proud that the Supervisory Board has expressed its confidence in me and nominated me as a member of the Executive Board and the next CEO of this company. Together with my colleagues I am determined to build on the strong , customer-oriented foundation that Jan Hommen has laid for us. I look forward to working with Jan and the other Board Members towards the handover in October. “

ING’s 2013 Annual General Meeting of shareholders will be held in Amsterdam on 13 May 2013. The full proxy materials relating to the meeting will be made available on the ING website (www.ing.com) as of 28 March 2013.

Press enquiries	Investor enquiries
ING Group Media Relations	ING Group Investor Relations
+31 20 576 5000	+31 20 576 6396
Media.relations@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: February 22, 2013